Exhibit (h)14 under Form N-1A
Exhibit (10) under Item 601/Reg. S-K

SCHEDULE 1
TO SECOND AMENDED AND RESTATED SERVICES AGREEMENT

The following lists the Funds and Shares subject to the Second Amended and Restated Services Agreement (“Agreement”) which have the ability to charge the maximum 0.25% Service Fee payable by the Funds pursuant to the Agreement.

FEDERATED STOCK AND BOND FUND
Class A Shares
Class C Shares